UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

Andrew Ang Lye Whatt
Director, Legal & Regulatory
Temasek International Pte. Ltd.
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891

With Copies to:

Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing, China
Telephone: + 86 10 5920 1080
Facsimile: + 86 10 5879 3902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

January 23, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,000 Ordinary Shares (See Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Such number of Ordinary Shares includes 250,000 Ordinary Shares that Double Double has agreed to sell to V-Sciences pursuant to and subject to the terms and conditions of the SPA.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Fullerton Management Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,000 Ordinary Shares (See Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Such number of Ordinary Shares includes 250,000 Ordinary Shares that Double Double has agreed to sell to V-Sciences pursuant to and subject to the terms and conditions of the SPA.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Temasek Life Sciences Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,000 Ordinary Shares (See Item 5)(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Such number of Ordinary Shares includes 250,000 Ordinary Shares that Double Double has agreed to sell to V-Sciences pursuant to and subject to the terms and conditions of the SPA.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
V-Sciences Investments Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,000 Ordinary Shares (See Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Such number of Ordinary Shares includes 250,000 Ordinary Shares that Double Double has agreed to sell to V-Sciences pursuant to and subject to the terms and conditions of the SPA.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

Introduction

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No.1 to Schedule 13D (this “Amendment No.1”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 30, 2019 (the “Schedule 13D”), by each of Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Temasek Life Sciences Private Limited (“TLS”) and V-Sciences Investments Pte Ltd (“V-Sciences”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

All of the funds required to acquire the Sale Shares (as defined in Item 4 below) are currently expected to be provided by Temasek to V-Sciences.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 23, 2020, V-Sciences and Double Double Holdings Limited (“Double Double”) entered into a share purchase agreement (the “SPA”). Pursuant to and subject to the terms and conditions of the SPA, Double Double agreed to sell to V-Sciences 250,000 Ordinary Shares (the “Sale Shares”) at a per share purchase price of $120.00. Neither Double Double, as the seller, nor V-Sciences, as the purchaser, may assign its rights or obligations under the SPA without prior written consent of the other party, except that V-Sciences may assign its rights and obligations thereunder to (i) any of its affiliates, (ii) any of the investment funds managed or advised by it or such affiliate, (iii) any of the investment vehicles of it, such affiliate or such fund (other than any portfolio companies of it, such affiliate or such fund), or (iv) any member of the Buyer Consortium or their respective affiliates. The closing of the transactions under the SPA, including the sale and purchase of the Sale Shares, are subject to customary closing conditions contained in the SPA and shall take place on the date that is the third business day following the satisfaction or waiver of such closing conditions or such other date as may be agreed by Double Double and V-Sciences; provided, that in no event shall the closing occur prior to the later of (a) the date that is thirty (30) days following the date on which a transaction statement on Schedule 13E-3 in respect of the transactions contemplated by the SPA and by the share purchase agreements entered into between Double Double and each of certain other Initial Consortium Members, respectively, is first filed with the SEC and (b) the date that is twenty (20) days following the date that such Schedule 13E-3 is disseminated in accordance with Rule 13e-3(f) under the Exchange Act.

On January 23, 2020, Double Double, Point Forward Holdings Limited (“Point Forward”) and the existing Initial Consortium Members entered into an Amendment No. 1 to the Consortium Agreement (the “Consortium Agreement Amendment”) to reflect, among other things, certain changes in the Rollover Securities held by the members of the Buyer Consortium and their respective affiliates that would occur if the transactions contemplated by the SPA and the share purchase agreements between Double Double and  each of certain other Initial Consortium Members (the “Other SPAs”) are consummated.

In connection with the entry into the SPA and the Consortium Agreement Amendment by and among the relevant parties, the Board has granted to Beachhead, Double Double, PWM, CITIC Capital, Hillhouse and Temasek a waiver from complying with certain restrictions as agreed under (i) those certain investor rights agreements entered into by and between each of Beachhead, Double Double, PWM, CITIC Capital, Hillhouse and other applicable parties, respectively, and the Issuer, and (ii) those certain confidentiality agreements, dated as of October 20, 2019, entered into by each of Beachhead, PWM, CITIC Capital, Hillhouse and Temasek, respectively, and the Issuer.  The Board has also determined, among other things, that parties to the Consortium Agreement Amendment, the SPA and the Other SPAs will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into the Consortium Agreement Amendment, the SPA and the Other SPAs.

References to the SPA and the Consortium Agreement Amendment in this Amendment No. 1 are qualified in their entireties by reference to the SPA and the Consortium Agreement Amendment, copies of which are attached hereto as Exhibits 2 and 3 incorporated herein by reference in their entireties.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this Schedule 13D is provided as of the date of this filing:

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 1,240,000 Ordinary Shares beneficially owned or deemed to be beneficially owned by FMPL, TLS, and V-Sciences.

FMPL, through its ownership of TLS, may be deemed to share voting and dispositive power over the 1,240,000 Ordinary Shares beneficially owned or deemed to be beneficially owned by TLS and V-Sciences.

TLS, through its ownership of V-Sciences, may be deemed to share voting and dispositive power over the 1,240,000 Ordinary Shares beneficially owned or deemed to be beneficially owned by V-Sciences.

V-Sciences is the direct beneficial owner of 1,240,000 Ordinary Shares.

Because of the arrangements in the Consortium Agreement and the Consortium Agreement Amendment, the parties to such agreements may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act.  Neither the filing of this Amendment No.1 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned by Beachhead, Double Double, Point Forward, PWM, Parfield, CITIC Capital and Hillhouse and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Amendment No. 1.  To the knowledge of the Reporting Persons, none of any director or executive officer of any Reporting Person has effected any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Amendment No. 1.

(d) To the best knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares directly held by V-Sciences, other than each of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the SPA and the Consortium Agreement Amendment under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1* Information regarding the Instruction C persons (which amends and restates the Exhibit 2 to the Schedule 13D filed with the Commission by the Reporting Persons with respect to the Issuer on September 30, 2019 in its entirety)

Exhibit 2* SPA dated January 23, 2020 by and between Double Double and V-Sciences

Exhibit 3* Consortium Agreement Amendment dated January 23, 2020 by among Double Double, Point Forward and other existing Initial Consortium Members

Exhibit 4  Joint Filing Agreement dated September 30, 2019 by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D (filed as Exhibit 6 to the Schedule 13D filed with the Commission by the Reporting Persons with respect to the Issuer on September 30, 2019, and incorporated herein by reference)

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2020

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Andrew Ang Lye Whatt
Name: Andrew Ang Lye Whatt
Title: Authorised Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

TEMASEK LIFE SCIENCES PRIVATE LIMITED

By:	/s/ Lim Siew Lee Sherlyn
Name: Lim Siew Lee Sherlyn
Title: Director

V-SCIENCES INVESTMENTS PTE LTD

By:	/s/ Fidah Alsagoff
Name: Fidah Alsagoff
Title: Authorised Signatory